Exhibit

Exhibit Description

99.1	Announcement on 2011/09/01: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2011/09/05: UMC will attend investor conferences on 2011/09/06

99.3	Announcement on 2011/09/07: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2011/09/13: UMC will attend investor conferences on 2011/09/15

99.5	Announcement on 2011/09/08: August Revenue

99.6	Announcement on 2011/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/08/04~2011/09/01
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 559,551,996 NTD; total transaction price: $ 559,551,996 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2011/09/06

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/09/06

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Hong Kong

3.Financial and business related information: The Company will attend the “Technology Day“held by HSBC on 2011/09/06 in Hong Kong.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/08/05~2011/09/07
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 2,149,475,108 NTD; total transaction price: $ 2,149,475,108 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2011/09/15

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/09/15~2011/09/16

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Grant Hyatt, Taipei, Taiwan

3.Financial and business related information: The Company will attend “Asian Technology Conference 2011” held by Credit Suisse and TSE from 2011/09/15 to 2011/09/16 in Grant Hyatt, Taipei, Taiwan.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.5

United Microelectronics Corporation
September 8, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes%
August	Invoice amount	6,438,407	7,871,499	-1,433,092-18.21%
2011 year to date	Invoice amount	54,785,819	57,006,698	-2,220,879-3.90%
August	Net sales	8,200,743	10,885,880	-2,685,137-24.67%
2011 year to date	Net sales	73,277,763	78,167,762	-4,889,999-6.26%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,805,550	—
Fair Value	-14,950	0
Net Profit from Fair Value	-17,807	0
Written-off Trading Contracts	20,233,164	0
Realized profit (loss)	3,810	0

Exhibit 99.6

United Microelectronics Corporation
For the month of August, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2011	Number of shares held as of August 31, 2011	Changes

NA

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	July 31, 2011	August 31,, 2011	Changes
NA